UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Martin Houston Tellurian Inc. 1201 Louisiana Street, Suite 3100 Houston, TX 77002 (832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104	Schedule 13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS: Martin Houston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 22,795,332[1]
	8	SHARED VOTING POWER: 1,300,000
	9	SOLE DISPOSITIVE POWER: 22,795,332[1]
	10	SHARED DISPOSITIVE POWER: 1,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,095,332[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Includes 7,000,000 shares that are pledged (and up to 1,000,000 additional shares that may be pledged) to secure the line of credit disclosed in Item 6.
[2]	Includes 1,300,000 shares owned by Mr. Houston’s wife.

CUSIP No. 87968A104	Schedule 13D	Page 3 of 4

Introductory Note

This Amendment No. 1 to Schedule 13D (the “First Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Martin Houston on February 21, 2017 (the “Original Schedule 13D”). Mr. Houston is filing this First Amended Schedule 13D to report the pledge of shares of common stock, $0.01 par value per share (“Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), held by Mr. Houston to a bank to secure a line of credit for Mr. Houston. Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

(i)	Amount beneficially owned: 24,095,332

(ii)	Percent of class: 11.89%

This percent of class figure is based on 202,648,511 shares of Common Stock outstanding as of May 11, 2017, as reported in the Issuer’s preliminary prospectus supplement to registration statement on Form S-3 of the Issuer filed on May 17, 2017.

(b)	Number of shares as to which Mr. Houston has:

(i)	Sole power to vote or direct to vote: 22,795,332

(ii)	Shared power to vote or direct to vote: 1,300,000

(iii)	Sole power to dispose or to direct the disposition of: 22,795,332

(iv)	Shared power to dispose or to direct the disposition of: 1,300,000

(c)	There have been no transactions with respect to the Common Stock that were effected by Mr. Houston since the filing of the Original Schedule 13D except for the April 20, 2017 transfer by Mr. Houston of 825,000 shares of Common Stock to each of Simon Bonini and Paul Kettlety and 350,000 shares of Common Stock to Schiffer Odom Hicks & Johnson, PLLC, a Texas professional limited liability company, pursuant to that certain Compromise Settlement Agreement, dated as of April 18, 2017, by and among, Tellurian Investments Inc. (a subsidiary of the Issuer that was formerly known as PLX Holdings LLC), Parallax Energy, LLC, Parallax Enterprises LLC, Parallax Enterprises (NOLA) LLC, Louisiana LNG Energy, LLC, Live Oak LNG LLC, Live Oak LNG Pipeline LLC, Moss Lake LNG LLC, Calcasieu LNG LLC, Tellurian Services LLC, Martin Houston, Christopher Daniels, and Schiffer Odom Hicks & Johnson, PLLC, as disclosed in the prospectus supplement to registration statement on Form S-3 of the Issuer filed on April 20, 2017.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this First Amended Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On May 26, 2017, Mr. Houston pledged 7,000,000 shares of Common Stock reported in Item 5 of this First Amended Schedule 13D to a bank to secure a line of credit for Mr. Houston in the amount of $10,000,000 pursuant to a customary collateral agreement and promissory note. Under certain circumstances, up to 1,000,000 additional shares of Common Stock may be pledged by Mr. Houston to the bank.

CUSIP No. 87968A104	Schedule 13D	Page 4 of 4

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: June 8, 2017	Signature:	/s/ Daniel Belhumeur
	Name:	Daniel Belhumeur under power of attorney by Martin Houston
Title: